SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. )*

Porter Bancorp, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

736233107
(CUSIP Number)

with a copy to:
Marc Weingarten and David E. Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 5, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 10 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 736233107	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.2%
14	TYPE OF REPORTING PERSON IA; CO

CUSIP No. 736233107	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 736233107	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) George Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 736233107	SCHEDULE 13D	Page 5 of 10 Pages

Item 1.	SECURITY AND ISSUER.

     This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, no par value, (the "Shares"), of Porter Bancorp, Inc, a Kentucky corporation (the "Issuer" or "Bank"). The principal executive offices of the Issuer are located at 2500 Eastpoint Parkway, Louisville, KY 40223.

     The Reporting Persons (as defined below) have previously filed a statement on Schedule 13G on March 31, 2011, File Number 005-82055 (the "Schedule 13G"), to report their beneficial ownership of the Shares that is the subject of this Schedule 13D, and are filing this schedule pursuant to §240.13d-1(e) as the Reporting Persons may no longer be passive investors in the Issuer.

Item 2.	IDENTITY AND BACKGROUND.

(a)           This statement is filed by Clinton Group, Inc., a Delaware corporation ("CGI"), Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMAG") and George Hall ("Mr. Hall," and together with CGI and CMAG, the "Reporting Persons").

(b)           The principal business address of CGI and Mr. Hall is 9 West 57th Street, 26th Floor, New York, New York 10019.  The principal business address of CMAG is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

(c)           The principal business of CGI is to invest on behalf of funds and accounts under its management.  The principal business of CMAG is to invest in securities.  Mr. Hall is the Chief Investment Officer and President of CGI.

(d)           None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Hall is a citizen of the United States of America.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of CGI and CMAG is set forth in Schedule A attached hereto.  To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any Shares.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Funds for the purchase of the Shares reported herein were derived from available working capital of CMAG.  A total of approximately $5,520,387.10 was paid to acquire such Shares.

CUSIP No. 736233107	SCHEDULE 13D	Page 6 of 10 Pages

Item 4.	PURPOSE OF TRANSACTION.

The Shares reported in this Schedule 13D have been purchased and held for investment in the ordinary course of business.  The Reporting Persons purchased the Shares because they believed they were undervalued and represented an attractive investment opportunity.

On July 23, 2010, the Issuer and SBAV LP ("SBAV"), an affiliate of the Reporting Persons, entered into a letter agreement (the "Letter Agreement") pursuant to which SBAV purchased securities of the Issuer (the "Securities"): (i) 370,000 shares of Series B Preferred Stock (the "Series B Preferred") and (ii) a warrant to purchase 185,000 shares of Non-Voting Common Stock.  In addition, the Issuer granted the affiliate of the Reporting Persons an option to purchase both 64,784 shares of common stock and a warrant to purchase 32,392 shares of Non-Voting Common Stock, which was exercised on September 28, 2010.  On or about September 23, 2010, the Series B Preferred were mandatorily converted to common stock of the Issuer.  On March 23, 2011, SBAV transferred all of its interests in the Issuer to CMAG.

The Letter Agreement incorporated by reference the terms of that certain Securities Purchase Agreement (the "Securities Purchase Agreement"), dated as of June 30, 2010, by and among the Issuer and certain institutional investors.  The Securities Purchase Agreement included various representations and warranties, including those related to the Issuer's financial statements, internal controls, compliance with law, Sarbanes Oxley compliance and loan loss reserves and an indemnification provision.

The Letter Agreement and Securities Purchase Agreement, copies of which are referenced, respectively, as Exhibit 1 and Exhibit 2 hereto (which incorporates by reference Exhibit 10 to the Current Report on Form 8-K filed by the Issuer on July 29, 2010 and Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on July 7, 2010) are incorporated herein by reference.

On July 11, 2011, CMAG sent a letter (the "July Letter") to the Issuer setting forth its grave concerns about the Issuer's executive leadership team and its ability to properly manage the Bank's operations, compliance with GAAP, financial disclosures and relationships with regulators, which concerns CMAG believes have been confirmed and expanded upon by the Consent Order (the "Consent Order") recently imposed on the Bank by the Federal Deposit Insurance Corporation and the Commonwealth of Kentucky Department of Financial Institutions.  CMAG specified the steps it believes the Bank must take to maximize shareholder value and comply with the Consent Order, including:

●	the replacement of the Bank's Chief Executive Officer;
●	the augmentation of the board of directors (the "Board") by expanding it to eight members, filling the vacancy so created with an appropriately qualified individual designated by the Reporting Persons (the "Clinton Designee") ;
●	the creation a special committee of the Board, to include the Clinton Designee, to oversee asset sales; and
●	the raising of additional capital, if necessary.

    In addition, CMAG stated its belief that it is likely that a number of representations and warranties made by the Bank at the time of the Letter Agreement were false, and demanded that the Issuer take immediate steps to redress such breaches and make CMAG and the other Purchasers (as such term is defined in the Securities Purchase Agreement) whole.  A copy of the July Letter is attached hereto as Exhibit 3 and is incorporated herein by reference.

CUSIP No. 736233107	SCHEDULE 13D	Page 7 of 10 Pages

As a result of the actions undertaken on behalf of the Reporting Persons as stated above, the Reporting Persons may be deemed members of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the progress of discussions with the Issuer's management team and Board, the Issuer's financial position and business strategy, actions or threatened actions by the Issuer's regulatory bodies, the price levels of the Shares, the terms of the Acquisition, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure, management or operations of the Issuer, calling a special meeting of stockholders, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 12,582,563 Shares outstanding, which includes 11,838,428 Shares outstanding as of April 30, 2011, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2011, and as adjusted to take account for the warrants held by the Reporting Persons.  The Reporting Persons may be deemed the beneficial owners of an aggregate of 744,135 Shares, constituting approximately 6.2% of the Shares outstanding.

(b) By virtue of an investment management agreement with CMAG, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 744,135 Shares beneficially owned by CMAG. By virtue of his direct and indirect control of CGI and CMAG, George Hall may be deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI and CMAG has voting power or dispositive power.

(c) Not applicable.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As described in Item 4 above, in connection with the issuances of the Securities, the Issuer and SBAV entered into the Letter Agreement, which incorporates by reference the terms of the Securities Purchase Agreement, copies of which are referenced as Exhibits 1 and 2 hereto, respectively (which incorporates by reference Exhibit 10 of the Current Report on Form 8-K filed by the Issuer on July 29, 2010 and Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on July 7, 2010).  As described in Item 4 above, on March 23, 2011, SBAV transferred all of its outstanding interests in the Company to CMAG.

CUSIP No. 736233107	SCHEDULE 13D	Page 8 of 10 Pages

        In addition, the Reporting Persons also hold warrants to purchase 228,261 shares of Common Stock.  A copy of the form of such warrant are referenced as Exhibit 3 hereto (which incorporates by reference Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on July 29, 2010 and Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on July 7, 2010).  The warrants have an exercise price of $11.50 per share.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto.  A copy of such agreement is attached as Exhibit 4 and is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
1	Letter Agreement, dated July 23, 2010 (incorporated by reference to Exhibit 10 to the Current Report on Form 8-K filed by Porter Bancorp, Inc. on July 29, 2010).
2	Securities Purchase Agreement, dated June 30, 2010 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Porter Bancorp, Inc. on July 7, 2010).
3	Warrant, dated July 23, 2010 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Porter Bancorp, Inc. on July 7, 2010).
4	Letter from Clinton Magnolia Master Fund, Ltd. to Porter Bancorp, Inc. dated July 11, 2011.
5	Joint Filing Agreement, dated July 11, 2011.

CUSIP No. 736233107	SCHEDULE 13D	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 11, 2011

Clinton Group, Inc.

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Magnolia Master Fund, Ltd.

By:	Clinton Group, Inc., its investment advisor

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

/s/ George Hall
George Hall

CUSIP No. 736233107	SCHEDULE 13D	Page 10 of 10 Pages

SCHEDULE A

Directors and Executive Officers of Certain Reporting Persons

CLINTON GROUP, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of CGI.  Each such person is a citizen of the United States of America.  The business address of each director and executive officer is 9 West 57th Street, 26th Floor, New York, New York 10019.

Name	Position
George Hall	Director and President
Francis A. Ruchalski	Director and Chief Financial Officer
John L. Hall	Director

CLINTON MAGNOLIA MASTER FUND, LTD.

The following sets forth the name, principal occupation and business address of each director of CMAG.  There are no executive officers of CMAG.  Each such person is a citizen of the United Kingdom.

Jane Fleming is a citizen of the United Kingdom. Her principal occupation is Client Accountant of Queensgate Bank & Trust Company Ltd. Her business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Dennis Hunter is a citizen of the United Kingdom. His principal occupation is Director of Queensgate Bank & Trust Company Ltd. His business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Roger Hanson is a citizen of the United Kingdom. His principal occupation is director of dms Management Ltd. His business address is dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands.